UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2021

INVESTORS BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36441	46-4702118
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

101 JFK Parkway, Short Hills, New Jersey	07078
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 924-5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	ISBC	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On July 28, 2021, Investors Bancorp, Inc., a Delaware corporation (“Investors”), and Citizens Financial Group, Inc., a Delaware corporation (“Citizens”), issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Investors will merge with and into Citizens with Citizens as the surviving corporation, on the terms and subject to the conditions set forth therein. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition, Citizens and Investors provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired. None.

(b)	Pro Forma Financial Information. None.

(c)	Shell Company Transactions. None.

(d)	Exhibits.

Exhibit Number	Description

99.1	Joint Press Release, dated July 28, 2021

99.2	Investor Presentation, dated July 28, 2021

104	Cover Page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

Cautionary Statement About Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Citizens and Investors. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Citizens’ and Investors’ current expectations and assumptions regarding Citizens’ and Investors’ businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Citizens’ and/or Investors’ future financial results and performance and could cause the actual results, performance or achievements of Citizens and/or Investors to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Citizens and Investors do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Citizens and Investors, (4) the risk that the integration of Citizens’ and Investors’ operations will be materially delayed or will be more costly or difficult than expected or that Citizens and Investors are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of Investors, (6) the outcome of any legal proceedings that may be instituted against Citizens and/or Investors, (7) the failure to obtain required governmental approvals or a delay in obtaining such approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of Citizens’ and/or Investors’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events,

(12) the dilution caused by Citizens’ issuance of additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of Investors and/or Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the ongoing global COVID-19 pandemic on Citizens’ and/or Investors’ businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of Citizens and Investors disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included in this communication to reflect future events or developments. Further information regarding Citizens, Investors and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Report on Form 10-Q for the period ended March 31, 2021, and its other filings with the Securities and Exchange Commission (the “SEC”), and in Investors’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Report on Form 10-Q for the period ended March 31, 2021, and its other filings with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Citizens will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Investors that will be sent to Investors’ stockholders seeking certain approvals related to the proposed transaction, and a prospectus of Citizens.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF INVESTORS AND CITIZENS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INVESTORS, CITIZENS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement and prospectus contained therein, as well as other relevant documents filed with the SEC containing information about Investors and Citizens, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Citizens will be made available free of charge in the “SEC Filings” section of will’s website, https://investor.citizensbank.com/about-us/investor-relations/financial-information/sec-filings.aspx. Copies of documents filed with the SEC by Investors will be made available free of charge in the “Investor Relations” section of Investors’ website, https://www.myinvestorsbank.com/Investor-Relations, under the heading “SEC Filings.”

Participants in Solicitation

Investors and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Citizens and its directors and officers are not a participant in such solicitation of proxies. Information regarding Investors’ directors and executive officers is available in its proxy statement, which was filed with the SEC on April 15, 2021, and certain other documents filed by Investors with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement to be filed by Investors, the prospectus to be filed by Citizens and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INVESTORS BANCORP, INC.

DATE: July 28, 2021	By:	/s/ Brian Doran
Brian Doran
Executive Vice President and General Counsel

Exhibit 99.1

Investors Media: Dorian Hansen — 973.924.5100

Investors Investor Relations: Marianne Wade — 973.924.5100

Citizens Media: Peter Lucht — 781.655.2289

Citizens Investor Relations: Kristin Silberberg — 203.900.6854

Citizens Financial Group, Inc. Announces Agreement to Acquire Investors Bancorp, Inc.

Solidifies Citizens’ banking franchise serving communities in the greater New York City and Philadelphia metropolitan areas and across New Jersey

Adds approximately $27 billion in total assets, $20 billion in deposits*, and an attractive commercial and consumer customer base

PROVIDENCE, RI and SHORT HILLS, NJ (July 28, 2021) Citizens Financial Group, Inc. (NYSE: CFG or “Citizens”) and Investors Bancorp, Inc. (NASDAQ: ISBC) (“Investors”) announced today that they have entered into a definitive agreement and plan of merger under which Citizens will acquire all of the outstanding shares of Investors for a combination of stock and cash.

The acquisition of Investors enhances Citizens’ banking franchise, adding an attractive middle market/ small business and consumer customer base while building its physical presence in the northeast with the addition of 154 branches* located in the greater New York City and Philadelphia metropolitan areas and across New Jersey. The acquisition complements Citizens’ recently announced acquisition of HSBC East Coast branches and national online deposits which is expected to close in first quarter 2022. The combined Citizens franchise will operate across some of the most attractive retail and commercial banking markets in the United States characterized by large and dense population centers, areas of high-income households and centers of robust business activity.

“The acquisition of Investors, following on the heels of the acquisition of HSBC’s East Coast branches, further strengthens our formidable franchise in the northeast, together adding roughly one million customers and boosting our near and long-term growth potential,” said Bruce Van Saun, chairman and chief executive officer of Citizens. “We are confident in our ability to successfully integrate these acquisitions, and to over time deliver the same attractive offerings to customers and strong financial performance in the New York City metro region and New Jersey as we do in other major metro areas we serve.”

•	Includes Investors’ pending acquisition of 8 Berkshire Hills branches.

“Joining Citizens, with its broad capabilities, scale and commitment to excellence in customer service opens exciting opportunities for our combined company,” said Kevin Cummings, chairman and chief executive officer of Investors. “Citizens shares Investors’ deep commitment to serving customers, supporting colleagues and giving back to local communities. Our local-market expertise and personal touch will align well with Citizens’ approach and together we will drive long-term value for all our stakeholders.”

Highlights of the proposed transaction to acquire Investors:

Creates long-term shareholder value

•	Immediately accretive to EPS; given substantial synergies, expected to add approximately 6.4% to 2023 fully-diluted EPS. Combined with HSBC, transactions add 8.8% to 2023 fully-diluted EPS

•	Expected to deliver a strong internal rate of return of over 20% and an estimated return on invested capital of approximately 13%

•	Accelerates achievement of long-term financial goals; expected to improve return on tangible common equity by approximately 120 basis points and efficiency ratio by approximately 270 basis points

•	Expected to be CET1 neutral at closing

•	Modest tangible book value per share dilution of approximately 2.6% expected at close with an approximately 2.5-year earn-back

Identified cost savings and other synergies

•

Identified approximately $130 million of fully-phased in annual cost savings, after provision for adding investments in brand marketing and technology capabilities; this is approximately 30% of Investors’ estimated 2021 total operating noninterest expense

•	Total estimated pre-tax integration costs of approximately $400 million

•	Meaningful revenue upside expected but not included in transaction estimates

Advances Citizens’ strategy with solid presence in important markets

•

Expands upon our recently announced HSBC acquisition, building Citizens’ brand presence in the important greater New York City and Philadelphia metropolitan and New Jersey markets and combined, adding about one million customers

•	Citizens combined with Investors and HSBC reaches top-10 NYC Metro deposit ranking

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•

Fills branch gap, connecting New England to the Mid-Atlantic market and adding to our leadership position in the Philadelphia MSA; adds 154 branches, including approximately 130 in the New York City MSA

•	Provides branch base and brand reach to expand commercial lending and fee opportunities in the region; adds attractive middle market/ small business customer base

•	Opportunity to drive household growth and share while accelerating lending and wealth growth in consumer

Under the terms of the agreement and plan of merger, Investors shareholders will receive 0.297 of a share of CFG common stock and $1.46 in cash for each share of Investors they own. Following completion of the transaction, former Investors shareholders will collectively own approximately 14% of the combined company. The implied total transaction value based on closing prices on July 27, 2021 is approximately $3.5 billion.

Key members of Investors’ management team are expected to join Citizens, ensuring business and client continuity. Upon closing of the transaction, Kevin Cummings, Investors’ Chairman and Chief Executive Officer, and Michele N. Siekerka, who are current members of the board of directors of Investors, are expected to join Citizens’ board of directors.

The agreement and plan of merger has been unanimously approved by the boards of directors of each company and the transaction is expected to close in first or second quarter 2022, subject to approval by the shareholders of Investors, receipt of required regulatory approvals and other customary closing conditions.

Morgan Stanley & Co. LLC acted as financial advisor to Citizens in connection with the transaction and Sullivan & Cromwell, LLP served as legal advisor. Keefe, Bruyette & Woods, A Stifel Company, served as lead financial advisor; Piper Sandler & Co and Lazard also served as financial advisors, and Luse Gorman, PC served as legal advisor to Investors.

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Additional Information

CFG management will host a live conference call this morning with details as follows:

Time:	8:00 am (ET)

Dial-in:	Individuals may call in by dialing 844-291-5495, conference ID 1199032

Webcast/	The live webcast will be available at http://investor.citizensbank.com under

Presentation:	Events & Presentations.

Replay Information:	A replay of the conference call will be available beginning at 11:00 am ET on July

28 through August 28, 2021. Please dial 866-207-1041 and enter access code

6041235. The webcast replay will be available at http://investor.citizensbank.com under Events & Presentations.

A presentation providing additional information on the transaction is available at https:// investor.citizensbank.com/about-us/investor-relations/events-and-presentations/2021.aspx

Cautionary Statement About Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Citizens and Investors. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Citizens’ and Investors’ current expectations and assumptions regarding Citizens’ and Investors’ businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Citizens’ and/or Investors’ future financial results and performance and could cause the actual results, performance or achievements of Citizens and/or Investors to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Citizens and Investors do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Citizens and Investors, (4) the risk that the integration of Citizens’ and Investors’ operations will be materially delayed or will be more costly or difficult than expected or that Citizens and Investors are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of Investors, (6) the

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outcome of any legal proceedings that may be instituted against Citizens and/or Investors, (7) the failure to obtain required governmental approvals or a delay in obtaining such approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of Citizens’ and/or Investors’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Citizens’ issuance of additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of Investors and/or Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the ongoing global COVID-19 pandemic on Citizens’ and/or Investors’ businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of Citizens and Investors disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included in this communication to reflect future events or developments. Further information regarding Citizens, Investors and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and September 30, 2020, and its other filings with the Securities and Exchange Commission (the “SEC”), and in Investors’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Citizens will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Investors that will be sent to Investors’ stockholders seeking certain approvals related to the proposed transaction, and a prospectus of Citizens.

The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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INVESTORS AND SECURITY HOLDERS OF INVESTORS AND CITIZENS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INVESTORS, CITIZENS AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement and prospectus contained therein, as well as other relevant documents filed with the SEC containing information about Investors and Citizens, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Citizens will be made available free of charge in the “SEC Filings” section of will’s website, https://investor.citizensbank.com/about-us/ investor-relations/financial-information/sec-filings.aspx. Copies of documents filed with the SEC by Investors will be made available free of charge in the “Investor Relations” section of Investors’ website, https://www.myinvestorsbank.com/Investor-Relations, under the heading “SEC Filings.”

Participants in Solicitation

Investors and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Citizens and its directors and officers are not a participant in such solicitation of proxies. Information regarding Investors’ directors and executive officers is available in its proxy statement, which was filed with the SEC on April 15, 2021, and certain other documents filed by Investors with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement to be filed by Investors, the prospectus to be filed by Citizens and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

About Citizens Financial Group, Inc.

Citizens Financial Group, Inc. is one of the nation’s oldest and largest financial institutions, with $185.1 billion in assets as of June 30, 2021. Headquartered in Providence, Rhode Island, Citizens offers a broad range of retail and commercial banking products and services to individuals, small businesses, middle-market companies, large corporations and institutions. Citizens helps its customers reach their potential by listening to them and by understanding their needs in order to offer tailored advice, ideas

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and solutions. In Consumer Banking, Citizens provides an integrated experience that includes mobile and online banking, a 24/7 customer contact center and the convenience of approximately 3,000 ATMs and approximately 1,000 branches in 11 states in the New England, Mid-Atlantic and Midwest regions. Consumer Banking products and services include a full range of banking, lending, savings, wealth management and small business offerings. In Commercial Banking, Citizens offers a broad complement of financial products and solutions, including lending and leasing, deposit and treasury management services, foreign exchange, interest rate and commodity risk management solutions, as well as loan syndication, corporate finance, merger and acquisition, and debt and equity capital markets capabilities. More information is available at www.citizensbank.com or visit us on Twitter, LinkedIn or Facebook.

About Investors Bancorp, Inc.

Investors Bancorp, Inc. is the holding company for Investors Bank, which is headquartered in Short Hills, New Jersey and operates 154 branches* located throughout New Jersey and New York.

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Exhibit 99.2 Citizens to Acquire Investors Bancorp Building a Leading Regional Banking Franchise July 28, 2021Exhibit 99.2 Citizens to Acquire Investors Bancorp Building a Leading Regional Banking Franchise July 28, 2021

Disclaimer Cautionary Statement About Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Citizens and Investors. Words such as “anticipates, believes, estimates, expects, forecasts, intends, plans, projects, “targets,” “designed,” could, may, should, will or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Citizens’ and Investors’ current expectations and assumptions regarding Citizens’ and Investors’ businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Citizens’ and/or Investors’ future financial results and performance and could cause the actual results, performance or achievements of Citizens and/or Investors to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Citizens and Investors do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Citizens and Investors, (4) the risk that the integration of Citizens’ and Investors’ operations will be materially delayed or will be more costly or difficult than expected or that Citizens and Investors are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of Investors, (6) the outcome of any legal proceedings that may be instituted against Citizens and/or Investors, (7) the failure to obtain required governmental approvals or a delay in obtaining such approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of Citizens’ and/or Investors’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Citizens’ issuance of additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of Investors and/or Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the ongoing global COVID-19 pandemic on Citizens’ and/or Investors’ businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks. Except to the extent required by applicable law or regulation, each of Citizens and Investors disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward- looking statements included in this communication to reflect future events or developments. Further information regarding Citizens, Investors and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (the “SEC”), and in Investors’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the SEC. Additional Information and Where to Find It In connection with the proposed transaction, Citizens will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Investors that will be sent to Investors’ stockholders seeking certain approvals related to the proposed transaction, and a prospectus of Citizens. The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF INVESTORS AND CITIZENS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INVESTORS, CITIZENS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement and prospectus contained therein, as well as other relevant documents filed with the SEC containing information about Investors and Citizens, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Citizens will be made available free of charge in the “SEC Filings” section of will’s website, https://investor.citizensbank.com/about-us/investor-relations/financial-information/sec-filings.aspx. Copies of documents filed with the SEC by Investors will be made available free of charge in the “Investor Relations” section of Investors’ website, https://www.myinvestorsbank.com/Investor-Relations, under the heading “SEC Filings.” Participants in Solicitation Investors and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Citizens and its directors and officers are not a participant in such solicitation of proxies. Information regarding Investors’ directors and executive officers is available in its proxy statement, which was filed with the SEC on April 15, 2021, and certain other documents filed by Investors with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement to be filed by Investors, the prospectus to be filed by Citizens and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. 2Disclaimer Cautionary Statement About Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of Citizens and Investors. Words such as “anticipates, believes, estimates, expects, forecasts, intends, plans, projects, “targets,” “designed,” could, may, should, will or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Citizens’ and Investors’ current expectations and assumptions regarding Citizens’ and Investors’ businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect Citizens’ and/or Investors’ future financial results and performance and could cause the actual results, performance or achievements of Citizens and/or Investors to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where Citizens and Investors do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Citizens and Investors, (4) the risk that the integration of Citizens’ and Investors’ operations will be materially delayed or will be more costly or difficult than expected or that Citizens and Investors are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of Investors, (6) the outcome of any legal proceedings that may be instituted against Citizens and/or Investors, (7) the failure to obtain required governmental approvals or a delay in obtaining such approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction), (8) reputational risk and potential adverse reactions of Citizens’ and/or Investors’ customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction, (9) the failure of any of the closing conditions in the definitive merger agreement to be satisfied on a timely basis or at all, (10) delays in closing the proposed merger, (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Citizens’ issuance of additional shares of its capital stock in connection with the proposed transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of Investors and/or Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the ongoing global COVID-19 pandemic on Citizens’ and/or Investors’ businesses, the ability to complete the proposed transaction and/or any of the other foregoing risks. Except to the extent required by applicable law or regulation, each of Citizens and Investors disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward- looking statements included in this communication to reflect future events or developments. Further information regarding Citizens, Investors and factors which could affect the forward-looking statements contained herein can be found in Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (the “SEC”), and in Investors’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its subsequent Quarterly Reports on Form 10-Q, and its other filings with the SEC. Additional Information and Where to Find It In connection with the proposed transaction, Citizens will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Investors that will be sent to Investors’ stockholders seeking certain approvals related to the proposed transaction, and a prospectus of Citizens. The information contained in this communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF INVESTORS AND CITIZENS AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INVESTORS, CITIZENS AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the proxy statement and prospectus contained therein, as well as other relevant documents filed with the SEC containing information about Investors and Citizens, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Citizens will be made available free of charge in the “SEC Filings” section of will’s website, https://investor.citizensbank.com/about-us/investor-relations/financial-information/sec-filings.aspx. Copies of documents filed with the SEC by Investors will be made available free of charge in the “Investor Relations” section of Investors’ website, https://www.myinvestorsbank.com/Investor-Relations, under the heading “SEC Filings.” Participants in Solicitation Investors and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Citizens and its directors and officers are not a participant in such solicitation of proxies. Information regarding Investors’ directors and executive officers is available in its proxy statement, which was filed with the SEC on April 15, 2021, and certain other documents filed by Investors with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement to be filed by Investors, the prospectus to be filed by Citizens and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. 2

A strategically compelling acquisition

Strategic rationale	■ Complementary geographic footprint that strengthens presence in attractive markets – Fills branch gap in retail footprint, connecting New England to the Mid-Atlantic market; 154 branches overall, including 130 in NYC Metro, 16 in Philadelphia Metro area – Builds brand presence in NYC Metro, moves to top-10 position; solidifies top-4 position in greater Philadelphia – Entry into New Jersey market; #7 in New Jersey by deposits ■ Provides branch base and brand reach to expand commercial lending in the New Jersey and NYC Metro markets; adds attractive middle market/small business customer base
Deploy capabilities across expanded footprint	■ The acquisition of Investors combined with HSBC creates a strong franchise in the greater NYC and Philadelphia Metro areas and in New Jersey – Adds ~$30 billion of deposits and 234 branches – Approximately one million customers acquired – Integrating these platforms with our broader retail and commercial capabilities creates a strong foundation for future revenue growth ■ Ability to drive household growth and scale, accelerates Consumer Lending and Wealth
Creates long-term shareholder value	■ Immediately accretive to EPS, 2023E EPS accretion of 6.4% with fully phased-in synergies; 8.8% including HSBC ■ Strong IRR of over 20% and ROIC of ~13%, well above our cost of capital ■ Meaningful enhancement to key profitability metrics: improves ROTCE by ~120 bps, efficiency ratio by ~270 bps ■ Modest tangible book value per share dilution of ~2.6% with an earn-back of ~2.5 years ■ CET1 neutral transaction ■ Synergistic transaction with compelling cost savings opportunities; ~30% of Investors cost base after adding in investments for brand marketing and technology capabilities – Significant revenue upside from delivering Citizens' products and capabilities to Investors customer base (not modeled)
Low-risk transaction	■ Conducted a detailed due diligence process ■ Strong historical credit performance ■ Confident in integration given Investors' business model and robust planning/dedicated resources going forward

Source: SNL Financial and regulatory figures.
Note: Market data as of 7/27/21

3

Key transaction structure and terms

Consideration

- Fixed exchange ratio of 0.297x and $1.46/share of cash
- Consideration: 90% Citizens common stock, 10% cash
- Total consideration of ~$3.5 billion, $14.63 per Investors' share based on July 27, 2021 closing price
- Investors' shareholders will own ~14% of pro forma company

Key pricing ratios

- 8.5x Price / 2022E EPS with fully phased in synergies
- 1.3x Price / tangible book value per share

Governance and management

- Board of Directors: 2 current Investors members, including CEO
- Investors president to co-head integration with a Citizens Executive Committee member
- Additional senior managers to join the Citizens team

Community support

- Continuation of Investors community leadership in markets of operation, consistent with Citizens' strong community track record

Approval and timing

- Investors shareholder vote expected early 4Q21
- Transaction expected to close in 1H22 subject to customary regulatory approvals

Financially compelling pro forma impact

EPS Accretion 6.4% in 2023E

IRR 20%+

ROIC ~13%

Price / 2022E EPS after synergies ~8.5x

ROTCE uplift ~120 bps

Efficiency ratio improves ~270 bps

CET1: Neutral transaction at close

Expense synergies: ~30% of Investors' cost base after reinvestments

4

Investors: A leading New York Metro Bank 1 Company overview Key metrics n Founded 1926, Investors is a diversified, community-focused financial services company headquartered in Short Hills, NJ $27B $22B $20B Total assets Gross loans Total deposits n Strong market position in New York, New Jersey and Philadelphia n History of strong credit performance $318MM 1.13% ~200K n Customer centric approach to banking 2022 Consensus 2022E ROAA Customers earnings n Diversified portfolio of products and services Source: SNL Financial. 2 Branch footprint Leading position in the New Jersey market Deposits Deposit Branches Paterson Yonkers ($Bn) Mkt Share (No.) Name Hampton Parsippany Bays 1 Bank of America Corp. $68 17% 227 Brentwood Hicksville New York Newark Levittown West Babylon 2 The Toronto-Dominion Bank $50 13% 226 Elizabeth 3 Wells Fargo & Co. $42 11% 252 Edison 4 The PNC Financial Services Group Inc. $37 9% 246 Long Branch 5 JPMorgan Chase & Co. $29 8% 198 Trenton 6 Valley National Bancorp $19 5% 132 7 Investors Bancorp Inc. $16 4% 107 Philadelphia Toms River 8 Banco Santander SA $11 3% 116 9 Provident Financial Services Inc. $9 2% 92 10 OceanFirst Financial Corp. $8 2% 61 New Jersey Total $391 2,592 5 Note: Financial data as of June 30, 2021; Market data as of 7/27/2021. 1. Total loan and deposit amounts pro forma for Berkshire branches. 2. FDIC deposit data.Investors: A leading New York Metro Bank 1 Company overview Key metrics n Founded 1926, Investors is a diversified, community-focused financial services company headquartered in Short Hills, NJ $27B $22B $20B Total assets Gross loans Total deposits n Strong market position in New York, New Jersey and Philadelphia n History of strong credit performance $318MM 1.13% ~200K n Customer centric approach to banking 2022 Consensus 2022E ROAA Customers earnings n Diversified portfolio of products and services Source: SNL Financial. 2 Branch footprint Leading position in the New Jersey market Deposits Deposit Branches Paterson Yonkers ($Bn) Mkt Share (No.) Name Hampton Parsippany Bays 1 Bank of America Corp. $68 17% 227 Brentwood Hicksville New York Newark Levittown West Babylon 2 The Toronto-Dominion Bank $50 13% 226 Elizabeth 3 Wells Fargo & Co. $42 11% 252 Edison 4 The PNC Financial Services Group Inc. $37 9% 246 Long Branch 5 JPMorgan Chase & Co. $29 8% 198 Trenton 6 Valley National Bancorp $19 5% 132 7 Investors Bancorp Inc. $16 4% 107 Philadelphia Toms River 8 Banco Santander SA $11 3% 116 9 Provident Financial Services Inc. $9 2% 92 10 OceanFirst Financial Corp. $8 2% 61 New Jersey Total $391 2,592 5 Note: Financial data as of June 30, 2021; Market data as of 7/27/2021. 1. Total loan and deposit amounts pro forma for Berkshire branches. 2. FDIC deposit data.

Building a leading regional banking platform with top financial metrics

Connecting the branch footprint…



Boston
New York
Philadelphia
Baltimore
Washington
Citizens
Investors²
HSBC

…Combining market leading franchises

- ✓ Top-10 NYC Metro bank by deposits[3]
- ✓ ~$21 billion total deposits in NY Metro[1]
- ✓ Improves customer reach, connecting our New England and Pennsylvania markets
- ✓ Complements recently acquired HSBC East Coast branches and national online deposits; ~800K customers
- ✓ Broader opportunity to further penetrate NY Metro market and enhances leadership position in greater Philadelphia Metro area

Pro forma financial highlights[1,2]

$214B Assets	$146B Loans	$180B Deposits
~7.7MM +13% Customers	~120 bps ROTCE improvement	~270 bps Efficiency Ratio improvement

Source: SNL Financial and regulatory figures.

Note:

1. Includes branches acquired through announced HSBC transaction of East Coast branch locations and online banking.
2. Totals pro forma for pending acquisition of 8 Berkshire Hills branches; $639MM in deposits acquired
3. Includes branches under $5 billion.

6

Strategically building a leading regional banking franchise

($'s in billions)

	Step 1: Acquisition of HSBC East Coast Branches and National Online Deposits	Step 2: Acquisition of Investors[1]	Result: Scaled, highly competitive regional franchise
Loans	~$2.2	~$21.7	~$24.0[2]
Deposits	~$9.0	~$20.1	~$29.1
LDR %	~24%	~108%	~82%
Customers	~800K	~200K	~1MM
Branches	80	154	234

Step 1: Acquisition of HSBC East Coast Branches and National Online Deposits

- Attractive metro markets; enhances East Coast presence
- NYC Metro, Mid-Atlantic/D.C., Southeast FL branches
- Springboard for national expansion strategy

Step 2: Acquisition of Investors[1]

- Branch strength in New Jersey, NYC and Philadelphia metro
- Complements Citizens and HSBC footprints
- Attractive middle market/small business customer base
- #7 in New Jersey by deposits

Result: Scaled, highly competitive regional franchise

- Acquiring ~1 million customers to gain share and deepen in attractive markets
- Leverage Citizens product suite and capabilities across new customer base
- Including Citizens, Top-10 NYC Metro bank by deposits[3]

Source: SNL Financial and company financials.

Note:

1. Totals pro forma for pending acquisition of 8 Berkshire Hills branches; $639MM in deposits acquired.
2. Totals may not foot due to rounding.
3. Includes branches under $5 billion.

7

Pro forma deposit profile



HSBC[1]
Investors[2]
Investors/ w HSBC
Citizens
Pro forma
Deposit Composition
2%
42%
$9.0B
56%
12%
21%
23%
$20.1B
11%
33%
8%
15%
16%
$29.1B
36%
25%
4%
31%
32%
$150.6B
14%
19%
5%
29%
30%
$179.7B
15%
21%
Demand
Checking
Savings
Money Market
Time Deposits

HSBC	Investors	Investors/ w HSBC	Citizens	Pro forma
Cost of Deposits: 0.09% Loans / Deposits: 24%	Cost of Deposits: 0.34% Loans / Deposits: 108%	Cost of Deposits: 0.26% Loans / Deposits: 82%	Cost of Deposits: 0.11% Loans / Deposits: 81%	Cost of Deposits: 0.13% Loans / Deposits: 81%

- Attractive funding profile with opportunity to reduce the combined company's cost of funds
- Borrowing profile optimized post close; deposit costs and mix optimized over time post migration of Investors' customers to Citizens' platform, pricing and product set

New York Metro Deposit Rank[3]

~20
Citizens + HSBC

→

Top-10
Citizens + HSBC + ISBC

Source: SNL Financial and regulatory figures.
Note:
1. 1Q21 HSBC East Coast and Online deposit composition and cost.
2. Investors deposit composition based on 2Q21 deposit data. Total deposit dollar amount pro forma for Berkshire branches.
3. Includes branches under $5 billion.

8

Diversified loan portfolio

$122.6 billion Citizens total loans[1]


Education
10%
Commercial
& Industrial
35%
Auto
10%
Home
Equity
10%
Consumer &
Other
6%
Commerical
Real Estate
9%
Residential
Mortgages
17%
Multi-family
2%

Yield on Loans: 3.5%

$146.6 billion pro forma total loans[2]


Education
9%
Auto
9%
Commercial
& Industrial
32%
Home
Equity
8%
Consumer
& Other
6%
Residential
Mortgages
18%
Commerical
Real Estate
12%
Multi-family
7%

Yield on Loans: 3.6%

- Citizens' loan portfolio remains well diversified with the addition of Investors and HSBC

Note: Loans are period end.

1. Citizens 2Q21 financial supplement.
2. 1Q21 HSBC East Coast and Online loan yield and balances. Investors loan composition based on 2Q21 loan data. Total loan dollar amount pro forma for Berkshire branches..

9

Investors: Diversified and well-secured Commercial Real Estate portfolio

Net charge-offs / total loans through-the-cycle



2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
(0.50%)
'07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21
ISBC
CFG Peer Median[1]

- Strong credit performance compared to Citizens' peer median net charge-offs through-the-cycle
- Investors outperformed their peer average historical commercial net charge-offs[2]

Diversified CRE portfolio

All CRE by Classification - March 31, 2021



Multi-family loans 59%
Accommodation and food service 1%
Health care and social assistance 1%
Mixed use property 4%
Office 10%
Retail store 7%
Shopping center 8%
Warehouse 6%
Other 4%

Multifamily:

- Diversified and granular portfolio; focused on class B properties
- Good risk return dynamics with historically low loss rates

Non-multifamily CRE:

- Diverse, granular portfolio concentrated in historically strong markets - NY, NJ, PA
- Predominantly stabilized portfolio with minimal development risk

Source: SNL Financial. SEC Filings.

Note:

1. Peer median represents median quarterly NCO/Average loan figures across U.S. Bancorp (USB); Truist Financial Corporation (TFC); The PNC Financial Services Group, Inc. (PNC); Fifth Third Bancorp (FITB); KeyCorp (KEY); Regions Financial Corporation (RF); M&T Bank Corporation (MTB); Huntington Bancshares Corporation (HBAN); and Comerica Incorporated (CMA)
2. Peer average represents full year Commercial NCOs/Average loans for 2010-2020. Peers include Associated Banc-Corp (ASB), BankUnited (BKU), Commerce Bancshares (CBSH), F.N.B Corporation (FNB), Fulton Financial (FULT), Old National Bancorp (ONB), PacWest Bancorp (PACW), Sterling Bancorp (STL), UMB Financial (UMBF), Umpqua (UMPQ), Valley (VLY), Webster (WBS) and Wintrust (WTFC).

10

Substantial revenue growth potential

Leverage enhanced brand recognition and combined scale to deepen relationships in important NY Metro, New Jersey and Philadelphia markets

Retail

Regional	National
Mobile / Online Banking	Citizens Access®
Wealth Management	Citizens Pay™
Deposit Services	Education Lending
Business Banking	Mortgage & Home Equity
	Credit Card

- Deploy Citizens' diverse consumer lending and wealth capabilities across expanded footprint
- Improve household growth and retention with enhanced branch salesforce efficiency and customer experience

Commercial

National		
Global Markets	M&A Advisory	Capital Markets
Equipment & Asset based lending	Loans & Deposits	Treasury Solutions

- Provides branch base and brand reach to expand middle market/small business lending in the NY Metro and New Jersey markets
- Diversify multifamily platform to other regions
- Extend market leading Capital Markets and Treasury Solutions across the client base

All transaction return metrics presented throughout exclude the expected benefit of revenue synergies

11

Extensive due diligence process and integration planning

Comprehensive due diligence & preparation

Detailed business due diligence

- Deep dive across businesses, operations and risk completed by ~150 Citizens' professionals
- Legal review supplemented by external counsel
- Departments participating in due diligence review include:

Risk Management	Credit	Treasury	Accounting Policy & Tax	Consumer	Commercial
Enterprise Security	Technology & Operations	Legal / Compliance	Strategy	Human Resources	Audit

Extensive credit due diligence process

- Intensive on-site review comprised of ~30 seasoned Citizens' professionals across
  - Credit risk management
  - Loan review
  - CRE
  - C&I
  - Residential
- Analyzed delinquencies and forbearance data on all C&I, CRE and consumer loans
- Significant loan file review and analytical coverage of the entire loan portfolio
- Conducted loan reviews for performance, collateral, condition, probability of default and loss given default across multi-family, CRE, construction and C&I
- Reviewed 100% criticized or classified loans greater than $5 million; additional emphasis on low-pass clients
- Assessed 100% of the deferred loan population

Successful integration

Coordinated two-step process
with HSBC closing and converting 1Q22

Strong integration expertise
Led by a single integration management office

Dedicated Personnel
Key individuals from both businesses

Focus on customers
Throughout the integration

12

Community reinvestment

A transaction that is beneficial to all our stakeholders

Community involvement

- **Deeply committed to the community:**
  - Since 2005, Investors Foundation has pledged more than $40 million to non-profits
  - Now the official consumer and business bank of the NY Giants and official bank of NJ Devils
- **CRA: Citizens maintains outstanding rating**
  - In 2020:
    - Extended $1.06 billion in loan and investment commitments to community development qualified activities
    - Loaned over $1.4 billion to small businesses with sales of $1.0 million or less
  - Provided over $4.1 billion of mortgage loans to low-and moderate-income borrowers and in low-and moderate-income communities

Support of our customers

- Proven track record of fair and responsible banking
- During the pandemic, ~4,000 Citizens colleagues logged ~122,000 volunteer hours supporting ~1,700 organizations in 2020

ESG focus

- In 2020:
  - Completed an ESG materiality assessment and established an ESG governance framework
  - $10 million provided to address racial and social justice in our communities and $500 million commitment in incremental financing and capital for small businesses, housing and other developments predominantly minority communities
  - Adopted Scope 1 and 2 carbon emissions reduction targets

13

Summary n Solidifies our presence in attractive NY Metro Market n Complements the HSBC deposit acquisition n Provides branch base and brand reach to expand commercial lending in the region; adds attractive middle market/small business customer base n Platform to deliver more for existing customers given the broader set of capabilities we can deliver, and to grow the customer base n Attractive financial metrics n Immediately accretive to EPS n Conservative cost savings estimate; upside from non-modeled revenue synergies n Strong returns, well above cost of capital n Accelerates the achievement of long-term financial goals n Enhances growth outlook n Low risk business model and integration n Strong familiarity with these markets n Strong historical credit performance n Clear integration path 14Summary n Solidifies our presence in attractive NY Metro Market n Complements the HSBC deposit acquisition n Provides branch base and brand reach to expand commercial lending in the region; adds attractive middle market/small business customer base n Platform to deliver more for existing customers given the broader set of capabilities we can deliver, and to grow the customer base n Attractive financial metrics n Immediately accretive to EPS n Conservative cost savings estimate; upside from non-modeled revenue synergies n Strong returns, well above cost of capital n Accelerates the achievement of long-term financial goals n Enhances growth outlook n Low risk business model and integration n Strong familiarity with these markets n Strong historical credit performance n Clear integration path 14

Appendix 15Appendix 15

Key Assumptions

Earnings estimates	- Citizens consensus estimates - Investors: Consensus estimates, adjusted for transaction impacts in 2022
Synergies and one-time integration costs	- Identified run rate cost savings of ~$130 million; 30% of Investors' cost base - ~$400 million pre-tax one-time integration costs, which is assumed to be 100% incurred at close
Loans credit and rate marks	- ~$325 million total lifetime loss estimate or 1.48% of loans - Non-PCD reserve of ~$160 million established day 2 through provision expense - ~$150 million positive interest rate mark and non-PCD credit mark amortized / accreted over 5 years

Other adjustments	- Other net positive fair value marks of ~$30 million, including:
	  – ~$90 million mark-up of securities (3 year phase in)
	  – FHLB and Swap portfolio, ~$60 million pre-tax mark-down accreted over 2 to 5 years
	- Core deposit intangible of 0.52% on Investor's core deposits, or $93 million, amortized over 7.5 years using sum-of-years digits
	- ~$16 million of other intangibles amortized over 4 years

Revenue synergies	- Expected but not included in pro forma figures

16

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